BioLargo, Inc. 14921 Chestnut St. Westminster, CA 92683 Telephone: 888.400.2863 Facsimile: 949.625.9819

January 6, 2023

Jordan Nimitz

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street NE

Washington, D.C. 20549

Re:	BioLargo, Inc. Registration Statement on Form S-1 Filed December 23, 2022 File No. 333-268973

WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Nimitz:

Reference is made to our letter, filed as correspondence via EDGAR on January 4, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, January 6, 2023, at 5:00 p.m. Eastern Standard Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

/s/Dennis P. Calvert

Dennis P. Calvert

President

BioLargo, Inc.

cc:         Gilbert Bradshaw, Esq.